Exhibit 4(a)15

THE SYMBOL “*****” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

CDMA MOBILE STATION
DISTRIBUTORSHIP AGREEMENT

Between

SUNY TELECOM LTD.

And

SAMSUNG ELECTRONICS CO., LTD

(JULY 10th, 1998)

Suny Telecom Ltd./Samsung Electronics Co., Ltd. Proprietary & Confidential

DISTRIBUTORSHIP AGREEMENT

THIS AGREEMENT, made this 10th day of July, 1998, by and between SAMSUNG ELECTRONICS CO., LTD, a company incorporated under the laws of Republic of Korea and having its principal office and place of business at Seoul, Korea (hereinafter referred to as “SEC”) and SUNY TELECOM Ltd., a corporation incorporated under the laws of the State of Israel and having its principal office and place of business at Petah Tikva, Israel (hereinafter referred to as “Distributor”);

WITNESSETH:

WHEREAS, SEC manufactures and sells, among others, certain mobile station, accessories and spare parts; and

WHEREAS, Distributor resells the mobile products with providing repair services for such products; and

WHEREAS, SEC and Distributor desire to enter into an agreement whereby Distributor would have the right in certain areas to market the specified products manufactured by SEC.

NOW, THEREFORE, in consideration of the premises and covenants contained herein, the parties hereto agree as follows:

Article 1. Products

The term Products shall mean all CDMA mobile station designed and manufactured by SEC under SEC’s trademark. It is understood the products shall be strictly limited to the above products.

Article 2. Territory

The term Territory shall refer to and be limited to the State of Israel and other areas covered by cellular operators in Israel.

Article 3. Grant

SEC hereby appoints Distributor as its authorized distributor in the territory and grants to Distributor the sole and exclusive right to purchase Products for resale in the Territory during the term of and subject to the provisions of this Agreement. If Distributor does not satisfy the minimum purchase requirement as described in Article 14, SEC at its sole option reserves the right to convert the exclusive distributorship to a non-exclusive basis, or terminate this Agreement and if SEC shall exercise this option, no remuneration shall become due or payable to Distributor as a result of any such termination by SEC.

Article 4. Relationship between the parties

This Agreement does not constitute an agent or a legal representative of SEC for any purpose whatsoever. Distributor is not granted any right or authority to assure or to create any obligation or responsibility, express or implied, on behalf of or in the name of SEC or to bind SEC in any manner. Distributor hereby agrees to indemnify and hold SEC harmless from any damages, expenses or obligations that SEC may incur as a result of any damage or injury inflicted upon any party or person by Distributor, its agents or employees, or anyone operating under its control.

Article 5. Prohibition of Re-export

Distributor shall sell Products only in Territory and shall not, directly or indirectly, resell or re-export Products to any place or country outside Territory nor shall resell Products to any other person, firm or corporation in Territory, who Distributor knows or has reason to believe intends to resell or re-export Products outside Territory.

Article 6. Prohibition of Competitive Transaction

Distributor shall not purchase and import any goods competitive with or similar to Products which are limited to CDMA mobile station, in Territory. In the event that Distributor fails to comply with the provision of this Article, SEC may at its option convert the sole distributorship granted hereunder to a non-exclusive basis, or forthwith terminate this Agreement, by so notifying Distributor.

Article 7. Government Approval

SEC will be responsible to obtain all permits and approvals required under Israel laws for the import, sale and operation of the Products in Israel. Distributor will assist SEC to obtain such permits and approvals.

Article 8. Orders

Distributor shall place with SEC firm orders for the Products 2 months prior to shipment date. The orders shall not be binding unless and until finally accepted by SEC at its discretion. However such orders shall be confirmed unless it has justified and reasonable cause to reject it. SEC is not bound by any sales contracts or agreements made by Distributor unless specifically agreed to herein or unless obtained as a written commitment of an authorized representative of SEC.

Article 9. Accessory supply

SEC shall provide the optional accessories to the Distributor. Price updates of the Accessories will be made with prior approval of the parties. SEC is wholly liable for the quality and performance of the accessories which will be supplied with the Products.

Article 10. Shipment

10.1 SEC will exert its best efforts to ship Products within the stipulated time.

10.2 Shipment of Products will be effected after acceptance of each order by SEC subject to shipping spaces on the basis of CIF Tel Aviv.

10.3 SEC will meet the required delivery date to the Distributor for Pele-phone communications LTD (hereinafter “PCL”) delivery.

10.4 If Distributor decides to advance the shipments mentioned in Appendix A or to order additional quantity, SEC will confirm within 7 days to Distributor’s request and the delivery schedule confirmed by SEC will be not later than 3 months.

Article 11. Purchase Forecast

Distributor shall make a monthly purchase schedule and submit it to SEC at least 5 months prior to purchase, of which first 2 months shall be firm orders and the rest 3 months will be provided as a forecast. The forecast of 3 months shall not be considered as an order; however, Distributor shall give SEC an order at least eighty percent (80%) and not more than one hundred twenty (120%) of such purchase forecast.

Article 12. Prices

The prices on all Products, including accessories thereof, shall be the price as listed in Appendix A.

The prices for spare parts will be agreed upon by the parties and listed in Appendix B.

Article 13. Payment

13.1 Payments to SEC shall be made in US dollar.

13.2 Within 1 month prior to shipment date, Distributor shall cause an irrevocable confirmed letter of credit (“L/C”) available for SEC to be established with a prime bank satisfactory to SEC as following:

(a)	For the first 30,000 units, the L/C will be at sight.

(b)	For the next 30,000 units, the L/C will be at 30 days sight.

(c)	For the next units, the L/C will be at 60 days sight.

13.3 In the event that Distributor should have failed to cause to be established a letter of credit as stipulated in paragraph 2 of this Article, SEC is entitled to cancel this Agreement or each order after 14 days notice, and Distributor shall compensate all losses suffered by SEC.

Article 14. Minimum Purchase

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Article 15. Tender of Business Information

15.1 SEC will give Distributor the manufacturing situation of Products and its technical information necessary for the distribution of Products.

15.2 Distributor shall furnish the following information to SEC periodically or when necessary:

a)	Sales records,

b)	Stock on hand,

c)	Technical matters,

d)	Services rendered by Distributor,

e)	Competition with other companies’ products,

f)	Government policy regarding telecommunication industry,

g)	Any other general information necessary

Article 16. Warranty

16.1 [*****] SEC will assume full responsibility to all defects other than defects that are to repaired by Distributor as after-sale service and Distributor will assume full responsibility to such defects to be repaired as after-sales service. However any fault unit that Distributor is unable to repair it due to technical defaults belonging to service level 4 will be transferred to SEC for repair. Repair service will be made in SEC’s facility with ship-back by Distributor or in Israel, at SEC’s decision.

16.2 SEC will advise Distributor on any serious defects in the Products in any other territory.

16.3 [*****]

16.4 [*****]

16.5 [*****]

Article 17. After-Sales service support

17.1 [*****]

17.2 [*****]

17.3 [*****]

Article 18. Hardware and Software Updates

Quality improvement or updates of Hardware for the product conducted by SEC will be conveyed free of charge to Distributor immediately after release. Distributor shall be responsible for conveying such updates to PCL.

Article 19. Industrial Property Rights

19.1 Distributor acknowledges that any and all trademarks, copyrights, patents and other industrial property rights, including unpatented production methods used or embodied in or connected with Products, remain the sole properties of SEC, and Distributor shall not in any way dispute them.

19.2 If Distributor shall have found that SEC’s trademarks, copyrights, patents or other industrial property rights are disputed or infringed upon by a third party, Distributor shall promptly inform SEC thereof and assist SEC to take steps necessary to protect its rights.

19.3 SEC shall take up any claim of infringement or alleged infringement of patents, designs, trademarks, copyrights or other rights brought by a third party in relation to Products in Territory. Distributor shall forthwith inform SEC thereof and take appropriate steps to assist SEC for such claim. SEC will hold Distributor harmless of any damage incurred by it as a result of this infringement.

Article 20. Trademarks

SEC allows Distributor the right during the effective period of this Agreement to use in Territory all the trademarks registered or under application for registration in Territory owned by SEC in connection with Products during the effective period of this Agreement. In case Distributor uses such trademarks improperly, SEC may cause Distributor to discontinue the use of the trademarks at SEC’s own discretion.

Article 21. Secrecy

Any and all samples, materials, drawings, specifications and other information furnished by SEC to Distributor in connection with the sale of Products hereunder shall be kept in strict confidence during the life of this Agreement and also after the termination or cancellation of this Agreement. However information to be submitted to PCL or any information that is to be submitted to any authority under any law or regulation shall be exempted. Distributor shall return such information to SEC at the time of the termination or cancellation of this Agreement.

Article 22. Sales Promotion

22.1 [*****]

22.2 Distributor shall use its best efforts to distribute and sell all Products, introduce them upon the market at the earliest possible moment, and, in particular, maintain an adequate sales and service network and organization for the promotion, sale and service of Products throughout Territory. Distributor may consult with SEC to determine its sales policy and its channels of distribution.

Article 23. Spare Parts Stock

Distributor shall keep at all times a stock of spare parts and accessories for Products to cover its customers’ (including PCL) requirements in Territory. It is also the responsibility of Distributor to see that only such spare parts as are supplied or approved by SEC are sold or used within Territory. SEC shall provide Distributor with 6 months advance notice of any decision to terminate the manufacturing of any model and it undertakes to supply spare parts to any such model the manufacturing of which is terminated until the end of three years after such termination or termination of this agreement for any cause at the agreed prices.

Article 24. Establishment of repair laboratory

Distributor shall establish a central repair laboratory for the Products within 1 (one) month from the execution date of this Agreement, which shall be subject to acceptance of instruction and specification from SEC within such period. SEC shall provide all techinical data and information required to establish and operate the laboratory free of charge. Distributor will be the only one authorized by SEC to operate the laboratory in Israel.

Article 25. Technical Advice and Training

25.1 SEC shall provide Distributor at no cost with such technical advice and information as may be requisite for a full understanding of Product, and Distributor shall have the right, with the prior consent of and at times convenient to SEC, to send its persons to SEC’s facilities for instruction and training free of charge, but SEC shall bear no responsibility for the payment of compensation, traveling, hotel and other expenses incurred by such persons in connection therewith.

25.2 SEC shall supply Distributor with all needed documents and aids, including operating manuals, in English unless if stated otherwise in the Agreement, as may be demanded from time to time by Distributor for the purpose of programming activities.

25.3 Furthermore, SEC shall convey to Distributor programming and activation date for registering the numbers of the Products automatically and/or by means of a computer and diskette, containing the internal code of the Products noting the model number, serial number and date of manufacture in bar-code form. Distributor shall be responsible for conveying to PCL.

25.4 SEC shall provide software, hardware and technical data required for after-sales repairs and service of the Products with limited quantities free of charge, as agreed upon by the parties.

Article 26. Term

This Agreement shall be valid and remain in force for initial period of 18 months commencing on the date of its execution and shall be automatically renewed for additional 1 year periods if Distributor meets the minimum purchase requirement.

Article 27. Termination or Cancellation

27.1 In the event either party breaches obligations of this Agreement, the other party shall be entitled, within the period of 90 days following the date on which the other party has notified such breaches, to terminate this Agreement without prejudice to any claims for damages or claims of any other nature.

27.2 In the meaning of the above paragraph 1., the following shall in particular to be considered as a breach: Undue delays in meeting specified terms of payment; measures taken by Distributor which would cause the reputation of SEC to suffer and which would affect the performance of service functions in connection with Products.

27.3 Either party may at any time terminate this Agreement, effectively and immediately, in the event the other party shall be or become insolvent, or if there are instituted by or against the other party proceedings in bankruptcy or under insolvency law or for reorganization, receivership or dissolution or if the other party otherwise seeks to take advantage of any bankruptcy or insolvency statute now or hereafter in effect in Territory covered by this Agreement or elsewhere, or if the other party shall make an assignment for the benefit of creditors or any general arrangement with creditors, or if the other party discontinues business or adopts a resolution providing for dissolution or liquidation, or if any judgment is returned against the other party unsatisfied, or if either party becomes generally ineligible to obtain import or export licenses for Products.

Article 28. Step after Termination

28.1 Upon the expiration, termination or cancellation of this Agreement for any reason, all rights granted to Distributor hereunder shall thereupon and forthwith revert to SEC with the same force and effect as though this Agreement had never been entered into and no rights had ever been acquired by Distributer in connection therewith.

28.2 Termination or cancellation of this Agreement shall not release either party from any liability which at the time of such termination has already accrued to the other party or which thereafter may accrue in respect of any act or omission prior to such termination or expiration nor shall any such termination or expiration affect in any way the survival of any right, duty or obligation of either party which is expressly stated in this Agreement to survive such termination or expiration.

28.3 Upon and after expiration, termination or cancellation of this Agreement for any reason, Distributor shall not use SEC’s trademarks, nor any labels, symbols, trademarks, trade names or product designation the same as or similar to them for any reason, provided however that Distributor may sell all existing inventory.

Article 29. Method of Giving Notice

Any notice required or permitted under this Agreement, or under any statute or law requiring the giving of notice, may be delivered in person, or by registered air mail, if properly posted, with postage fully prepaid, in an envelope properly addressed to the respective parties at the address set forth below or to such changed address as may be given by either party to the other by written notice. Any such notice shall be considered to have been given when personally delivered or mailed at the address as herein below provided.

Address of SEC:	Samsung Electronics Co., Ltd.
17th Fl., Joong-ang Daily News Bldg.
7, Soonhwa-Dong, Chung-Ku
C.P.O. Box 2775, Seoul, Korea

Address of Distributor:	Suny Telecom Ltd.
46 Segula St., Petah Tikva
49277 ISRAEL
Attention : Mr. Ilan Ben Dov

Article 30. Force Majeure

Either party shall not be held liable to the other party for failure or delay in fulfilling this Agreement or any order accepted hereunder in case such failure or delay is due to Acts of God, riots, war, hostilities, strikes, lockout, labor disputes, embargoes, shortage of supply of raw materials, unavailability of loading or transportation facilities, laws and regulations of governments and/or any other cause of a similar or dissimilar nature beyond either party’s control and affecting either party, or subcontractors of or suppliers of Products or materials to either party.

Article 31. Prohibition of Assignment

Either party shall not assign or otherwise dispose of this Agreement and any rights or obligation arising under this Agreement without the prior written approval of the other party. However, the assignment to either party’ subsidiary shall not be applied.

Article 32. Trade Terms

All trade terms provided in this Agreement shall be interpreted in accordance with the latest Incoterms of the International Chamber of Commerce.

Article 33. Governing Law and Jurisdiction

The validity, construction and performance of this Agreement shall be governed by and interpreted in accordance with the laws of State of New York, USA. The venue for litigation will be New York, USA.

Article 34. Entire Agreement

This Agreement constitutes the entire and only agreement between the parties hereto and supersedes all previous negotiations, agreements and commitments with respect hereto, and shall not be released, discharged, changed or modified in any manner, except by instruments signed by duly authorized officers or representatives of each of the parties hereto.

IN WITNESS WHEREOF the parties have caused their authorized representatives to execute this Agreement on the date first above written.

SAMSUNG ELECTRONICS CO., LTD.		SUNY TELECOM

By		By

Name	SANG NO LEE	Name	Ilan Ben-Dov
Title	DIRECTOR	Title	C.E.O.
Date	JULY 10, 1998	Date	10.7.98

AMENDMENT (II) TO
THE CDMA MOBILE STATION DISTRIBUTORSHIP AGREEMENT

Samsung Electronics Co., Ltd., a corporation duly organized and existing under the Laws of the Republic of Korea and having its principal office of business at Seoul, Korea (“SEC”), and Suny Telecom Ltd., a corporation duly organized and existing under the laws of the States of Israel and having its principal office at Petah Tikva, Israel (“Distributor”) agree that CDMA Mobile Station Distributorship Agreement (“Agreement”) entered into by them on July 10, 1998 and the Amendment to the Agreement (“Amendment”) are hereby amended as follows.

1.	[*****]

2.	Article 26 of the Agreement titled “Term” is amended as follows.

“This Agreement shall be valid and remain in force for initial period of 18 months commencing on the date of its execution and shall be renewed for additional 4 years period subject to the minimum purchase requirements specified in Article 14 of this Agreement. After above period, this agreement shall be renewed for additional 1 year periods if Distributor meets the minimum purchase requirement which will be set in advance by the parties.

3.	Subject to the aforesaid all other terms and conditions of the Agreement will remain in full force and will be binding upon the parties.

4.	This Amendment is effective as of November 1, 1999

IN WITNESS WHEREOF, the parties hereto have caused this Amendment and duplicate to be signed by their duly authorized officers or representatives as of the date set forth above in Article 4.

SAMSUNG ELECTRONICS CO., LTD.		SUNY TELECOM LTD.

By:	CHANGSOO CHOI	By:	Ilan Ben-Dov
Title:	EXEC. DIRECTOR	Title:	C.E.O.
Date:	NOV. 16, 1999	Date:	16.11.99

AMENDMENT (III) TO
THE CDMA MOBILE STATION DISTRIBUTORSHIP AGREEMENT

Samsung Electronic Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea and having its principal office of business at Seoul, Korea (“SEC”), and Suny Telecom., a corporation duly organized and existing under the laws of the State of Israel and having its principal office at Petah Tikva, Israel (“Distributor”) agree that CDMA Mobile Station Distributorship Agreement (“Agreement”) entered into by them on July 10, 1998 and the Amendments to the Agreement (“Amendments”) are hereby amended as follows.

1. [*****]

2. Article 9 of the Agreement titled “Accessory Supply” is amended as follows.

SEC shall provide the optional accessories to the Distributor. Without prior consent of SEC, Distributor shall not purchase any accessories from any third parties.

Distributor shall, in good faith, endeavor to encourage its customers to purchase Samsung accessories for the purpose of customers selling them with Samsung mobile phones.

For any detection of its customers’ intention or implementation to purchase third parties accessories. Distributor, will do it’s best to advise SEC of the fact Any price updates of the accessories will be noticed to Distributors beforehand. Distributor, after review the updated price, may suggest its recommended price to SEC. SEC is wholly liable for the quality and performance of the accessories which will be supplied with the Products.

3. [*****]

4. Article 26 of the Agreement (including Article 2 of Amendment II) of titled "Term" is amended as follows:

This Agreement shall be valid and remain in force for 12 months commencing on the date of its execution and shall be renewed for additional 3 year period, subject to fulfillment of the minimum market share commitment.

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5. Subject to the aforesaid all other terms and conditions of the Agreement will remain in full force and will be binding upon parties.

6. This Amendment is effective as of January lst, 2004

IN WITNESS WHEREOF, the parties hereto have caused this Amendment and duplicated to be signed by their duly authorized officers of representatives as of the date set forth above in Article 4.

SAMSUNG ELECTRONICS CO., LTD		SUNY TELECOM LTD.

By:	I. C. CHUNG	By:	Ilan Ben-Dov
Title:	V. P.	Title:	C.E.O.
Date:	Dec 15, 2003	Date:	DEC. 15, 2003

AMENDMENT (IV) TO

THE CDMA MOBILE STATION DISTRIBUTORSHIP AGREEMENT

Samsung Electronics Co., Ltd., a corporation duly organized under the laws of the Republic of Korea and having its principal office of business at Seoul, Korea (“SEC”), and Suny Telecom, a corporation duly organized and existing under the laws of the State of Israel and having its principal office at Petach Tikva, Israel (“Distributor”) agree that CDMA Mobile Station Distributorship Agreement (“Agreement”) entered into by them on July 10, 1998 and the Amendments to the Agreement (“Agreements”) are hereby amended as follows.

1. [*****]

2. [*****]

3. Article (4) of the Amendment (III), which refers to article 26 of the agreement titled “Term” (including Article 2 of Amendment II) is amended as follows:

“This Agreement shall be valid and remain in force for 24 months commencing on the date of its execution”

4. Subject to the aforesaid, all other terms and conditions of the agreement and it’s amendments (I) to (III) inclusive, will remain in full force, and will be binding upon parties.

5. This amendment is effective as of January 1st, 2008.

In WITNESS WHEREOF, the parties hereto have caused this Amendment and duplicated to be signed their duly authorized officers of representatives as of the date set forth above.

SAMSUNG ELECTRONICS CO. LTD		SUNY TELECOM (1994) LTD.

By:	Chiwon Suh	By:	S. Landau	O. KEDAR
Title:	President	Title:	J. CEO	J. CEO
Date:	17 DEC. 2007	Date:	9 Dec. 2007	9/12/07

          Aug 06, 2008

AMENDEMENT (V) OF CDMA MOBILE STATION DISTRIBUTORSHIP
AGREEMENT

Article (31) in the agreement: should be added at the end of the article:

          “Notwithstanding the aforesaid, either party may (without obtaining any approval) assign or otherwise dispose of any of its respective rights or obligations hereunder to any Affiliate or successor of that party (Affiliate means: any entity that is, directly or indirectly, controlling, controlled by or under common control with such party), in such event of permitted assignment or disposal, the assigned or the disposed party will notify the other party hereto of the assignment or the disposal as soon as practicable.”

Signed by the authorized officers of both parties:

Samsung Electronics Co. Ltd.		Suny Telecom (1994) Ltd.

By:	Chiwon Suh	By:	Davidi Piamenta
Title:	President, MEA HQ	Title:	CEO Suny Telecom
Date:	12 Aug 2008	Date:	12 Aug 2008